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As filed with the Securities and Exchange Commission on June 12, 2003

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1 to
Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
Of The Securities Exchange Act Of 1934

Zamba Corporation
(Name of Subject Company (Issuer))

Zamba Corporation
(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 per Share,
under the Zamba Corporation 1989 Stock Option Plan,
1993 Equity Incentive Plan, 1993 Directors Stock Option Plan,
1997 Stock Option Plan for Key Employees, Consultants and Directors of
QuickSilver Group, Inc.,
1998 Non-Officer Stock Option Plan,
1999 Non- Officer Stock Option Plan,
2000 Non-Officer Stock Option Plan,
and 2000 Non-Qualified Stock Option Plan,
to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

988881108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ian Nemerov
Zamba Corporation
3033 Excelsior Blvd., Suite 200
Minneapolis, MN 55416
(952) 832-9800
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Person)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$3,025,654.15	$605.13

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 9,118,228 shares of common stock of Zamba Corporation having an aggregate value of $3,025,654.15 as of May 13, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:	$605.13	FILING PARTY:	Zamba Corporation
FORM OR REGISTRATION NO.:	Schedule TO	DATE FILED:	May 13, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 13, 2003, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.01 per share, upon the terms and subject to the conditions described in the Offer to Exchange dated May 13, 2003. The sole purpose of this Amendment No. 1 is to report the results of the Offer.

ITEM 4. TERMS OF THE TRANSACTION.

        Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

        The Offer expired at 12:00 midnight, Central Time, on Wednesday, June 11, 2003. Pursuant to the Offer to Exchange, Zamba Corporation (the "Company") accepted for cancellation Eligible Options to purchase 3,939,665 shares of the Company's Common Stock, which represents all eligible options properly tendered by eligible directors and employees. Pursuant to the terms and conditions of the Offer to Exchange, the Company has reserved for award Replacement Options to purchase 995,710 shares of Common Stock under its 1993 Equity Incentive Plan and 275,940 shares of Common Stock under its 2000 Non-Officer Stock Option Plan in exchange for such cancelled Eligible Options.

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: June 12, 2003	Zamba Corporation
	By:	/s/ MICHAEL H. CARREL
		Name:	Michael H. Carrel
		Title:	Executive Vice President and Chief Financial Officer

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INTRODUCTORY STATEMENT
  ITEM 4. TERMS OF THE TRANSACTION.
Signature